Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

Creating a Leading Global Provider of Premier Vacation Experiences “This transaction will combine two of the premier global vacation ownership companies to create a more diversified STEPHEN P. WEISZ company with significantly enhanced marketing potential President and and scale to drive sales growth and value for both Marriott CEO of Marriott Vacations Worldwide Vacations Wordwide and ILG shareholders.” Diversified and Complementary Portfolios with Opportunities for Accelerated Growth COMBINED COMPANY WILL HAVE: ~ 650,000 100+ 20,000+ 7 OWNERS VACATION OWNERSHIP VACATION OWNERSHIP UNITS UPPER-UPSCALE AND LUXURY VACATION PROPERTIES AROUND THE WORLD OWNERSHIP BRANDS Expanded Portfolio of Highly Demanded Vacation Destinations Vacation Ownership • Diversifies Marriott Vacations Worldwide’s long history of upper-upscale NUMBER OF OWNER FAMILIES brand management with Vistana Signature Experiences and Hyatt Vacation Ownership 650,000 NEW CO MANAGED RESORTS Additional resort management properties across the U.S., Caribbean, Mexico and Europe significantly expand Marriott Vacations Worldwide’s resort management capabilities and scope across the globe 100+ Provides an important foothold in popular vacation destinations in Mexico and expands presence in the Caribbean NEW CO Premier Exchange System to Drive Recurring Revenue WESTIN LAGUNAMAR OCEAN RESORT, MEXICO Significant scale including over 3,200 resorts and over two million members worldwide Provides profitable revenue stream with incremental, high-margin, recurring, fee-based revenues WESTIN RESORT & SPA, PUERTO VALLARTA, MEXICO Access to World-class Customer Loyalty Programs and Enhanced Marketing Capabilities Exclusive access for vacation ownership to over 100 million members in the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs for Marriott Vacations Worldwide’s six Marriott vacation ownership brands Exclusive call transfer and hotel linkage rights to drive incremental tours and sales in Vistana’s properties through amended agreement with Marriott Transaction Highlights International Transaction Terms Rights to develop, market and sell under the Hyatt Vacation Ownership Implied equity value of ~$4.7B programs with access to almost 10 million members of the World of Hyatt loyalty platform ILG shareholders will receive $14.75 in cash and 0.165 shares of MVW’s common stock for each ILG share Diversifies Revenue Mix and Maintains Strong Balance Sheet Pro-forma ownership split of 57% / 43% between MVW and ILG Combined company had 2017 pro-forma revenues of $2.9B with shareholders adjusted EBITDA of $737M1 Integration Planning and Leadership Creates significantly more diversified revenue profile Steve Weisz and John Geller to Non-sales related revenue continue as President and CEO and Sale of Vacation Resort CFO, respectively Exchange Rentals Financing Ownership Products Operations MVW Board to expand from eight to 42% 22% 17% 11% 8% 10 members to include two current members of the ILG Board; William Shaw will remain Chairman of the Strong and recurring revenue streams MVW Board Accretive to adjusted earnings per share within the first full year after close MVW’s headquarters will remain in Orlando Substantial annual run-rate cost savings of at least $75M Pro-forma expected annual dividend of $1.60 per share Company will remain on NYSE under ticker symbol “VAC” 1 See GAAP reconciliation table on the MVW website at www.marriottvacationsworldwide.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG, Inc.’s (“ILG”) and Marriott Vacations Worldwide Corporation’s (the “Company”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and the Company; our beliefs relating to value creation as a result of a potential combination of ILG and the Company; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and the Company’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as

“may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and the Company, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and the Company will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and the Company described in their respective filings with the SEC, when reviewing any forward-looking statement . These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and ILG will be submitted to ILG’s stockholders and the Company’s stockholders for their consideration. In connection with the proposed transaction, the Company will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and the Company’s stockholders to be filed with the SEC. ILG will mail the joint proxy statement/prospectus to its stockholders, the Company will mail the joint proxy statement/prospectus to its stockholders and ILG and The Company will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by the Company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

The Company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials the Company and ILG file with the SEC.